Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 2 DATED JANUARY 28, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Announce our net asset value per share as of December 31, 2021;
●	Update our plan of operation; and
●	Update the description of our common stock.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $66,875,819 in our common stock, which represents the value of the stock available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of December 31, 2021, we had raised total aggregate gross offering proceeds of approximately $40,308,355 and had issued approximately 3,974,484 shares of common stock in the Offerings, purchased by approximately 2,740 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Net Asset Value Per Share as of December 31, 2021

On January 27, 2022, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $10.43 as of December 31, 2021. This NAV per share will be effective until updated by us on or about March 31, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2021 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2021.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 28, 2022, the offering price per share is $10.43, our NAV per share as of December 31, 2021. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.43 and repurchases of shares made pursuant to the share repurchase program will be made at $10.43.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of January 28, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $236 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $326 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

The Clover on Park Lane – Dallas, Texas

As previously disclosed, on August 31, 2017, we acquired a $4,000,000 joint venture limited partnership equity investment (the “Clover Equity Investment”) in connection with the acquisition and renovation of The Clover on Park Lane (fka Serendipity Apartments), a 343-unit multifamily apartment community in Dallas, Texas (the “Clover Property”).

On January 7, 2022, the Clover Property was sold. As a result of the business plan for the renovation of the Clover Property, since the Clover Property’s acquisition, 279 of the 343 units had been renovated, and renovation costs remained under budget. The exterior and common area improvements were completed, including landscaping, installation of new signage, lighting, fencing, gates/security systems, a playground and dog park as well as a complete renovation of the leasing office/clubhouse. Other improvements included resurfacing of the pool, foundation repairs, exterior siding repairs and painting. Since the Clover Property’s acquisition, the Clover Property’s average rent rate increased from $578/month as of October 2017 to $830/month upon the sale of the Clover Property, representing a 44% increase in rent rate.

The Clover Property was originally acquired for $19,500,000, or $56,851 per unit, and was sold for $38,500,000, or $112,245 per unit. The initial underwriting projected a property-level internal rate of return (“IRR”) of 20.9%, a 2.3x equity multiple and 9.2% average cash-on-cash return throughout a 5-year hold period. Based on the Clover Property’s sale price, the Clover Property achieved approximately a 36.2% property-level IRR, a 3.2x equity multiple and 8.7% average cash-on-cash return over the 4.3-year hold period.

In connection with the sale of the Clover Property, a disposition fee was paid to RM Adviser, LLC in the amount of $385,000.

Villas de Toscana – San Antonio, Texas

As previously disclosed, on January 31, 2018, we acquired a $1,000,000 joint venture limited partnership equity investment (the “Tuscany Equity Investment”) in connection with the acquisition and renovation of Villas de Toscana (fka Tuscany at Westover Hills), a 190-unit multifamily apartment community in San Antonio, Texas (the “Tuscany Property”).

On December 20, 2021, the Tuscany Property was sold. The Tuscany Property was originally acquired for $14,350,000, or $75,526 per unit, and was sold for $17,650,000, or $92,895 per unit. Based on the Tuscany Property’s sale price, the Tuscany Property achieved approximately a 4.5% property-level IRR, a 1.2x equity multiple and 3.2% average cash-on-cash return over the 4-year hold period.

In connection with the sale of the Tuscany Property, a disposition fee was paid to RM Adviser, LLC in the amount of $176,500.

The following information supersedes and replaces the first paragraph of the section of our Offering Circular captioned “Plan of Operation – Related Party Loans and Warehousing of Assets”:

If we do not have sufficient funds to acquire a particular investment or have sufficient funds to acquire only a portion of a particular investment, then, in order to cover the shortfall, we may obtain a related party loan from an RM Originator or its affiliates on commercially reasonable terms. Alternatively, an RM Originator or its affiliates may close and fund each loan or other investment prior to it being acquired by us. This ability to “warehouse” investments allows us the flexibility to deploy our offering proceeds as funds are raised. Our charter allows us to acquire investments from affiliates, provided that such affiliated transactions are approved by the board of directors, including a majority of our independent directors. However, the board of directors has authorized us to enter into unsecured related party loans that, in the aggregate, do not exceed $20 million, provide for no more than three principal payments and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, without the approval of the board of directors. All other related party loans would require prior approval of the board of directors.

Description of Our Common Stock

The following information supplements the section of our Offering Circular captioned “Description of Our Common Stock – Distributions”:

As of January 28, 2022, cumulative since inception, we have paid 16 consecutive quarterly distributions to stockholders totaling over $4,100,000, of which approximately $1,500,000 was paid in cash and $2,600,000 was reinvested in our shares pursuant to the distribution reinvestment plan.